July 16, 2009

Ms. Lynn Dicker
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington DC 20549

Re:	Sypris Solutions Inc.
Form 10-K for the year ended December 31, 2008
File No. 000-24020

Dear Ms. Dicker:

We confirm Sypris Solutions, Inc.’s (Sypris) receipt of the letter from the United States Securities and Exchange Commission (Commission) dated June 8, 2009 regarding the Commission staff’s comments on the Form 10-K of Sypris for the fiscal year ended December 31, 2008. In connection with the letter, we acknowledge the following:

•	Sypris is responsible for the adequacy and accuracy of the disclosures in our filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Sypris may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also wish to confirm that we have read the staff’s comments and have provided our response to each question below.  We have also included your comments for ease of review.

Staff Comment #1 – Notes to Consolidated Financial Statements, page 41

1.
We note on page 24 that you used a third-party actuary to determine the calculation of your pension assets and liabilities.  We further note on page 47 that you determined the fair value of your long-lived assets based upon third-party appraisals.  While in future filings, management may elect to take responsibility for valuing the above referenced assets and liabilities, please note that if you continue to refer to the work of the third party in a Form 10-K that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party.  Refer to Compliance and Disclosure Interpretation 141.02.

Sypris Response

We acknowledge and concur with the staff’s comments pursuant to Compliance and Disclosure Interpretation 141.02.  In all future Form 10-K filings, the Company will eliminate references to third-party appraisals and take full responsibility for any reported valuations.

Ms. Lynn Dicker
July 16, 2009

Staff Comment #2 – Goodwill, page 42

2.
We note your disclosure here and on pages 23 and 48 related to your accounting policy for goodwill.  Please revise your future filings to disclose in more detail how and when you test goodwill for impairment under SFAS 142.  Include a discussion of when you specifically perform your annual test of goodwill impairment and how you apply the two-step method.  Please also provide more details relating to the facts and circumstances that led you to impair goodwill by $440,000 during the fourth quarter of 2008.  Refer to the guidance in paragraph 47(a) of SFAS 142.

Sypris Response

In response to the staff’s comments and request, the Company will include the following discussion (or substantially similar disclosure) in its future accounting policy disclosures.

Goodwill is tested for impairment during the fourth quarter for all our reporting units or more frequently if events occur or circumstances change that would warrant such a review.  We use a two-step process to test goodwill for impairment as prescribed by SFAS No. 142, Goodwill and Other Intangible Assets.  In the first step, we use a discounted cash flow analysis to determine the estimated fair value of each reporting unit, which considers forecasted cash flows discounted at an estimated weighted average cost of capital.  A growth rate is used to calculate the terminal value of the reporting unit and is added to the present value of the forecasted cash flows.  The growth rate is the expected rate at which a reporting unit’s cash flow is projected to grow beyond the period covered by the long-range plan.  The cash flow analysis requires judgment in our evaluation of the business and establishing an appropriate discount rate and terminal value to apply in the calculation.  In selecting these and other assumptions for each business, we consider historical performance, forecasted operating results, general market conditions and industry considerations specific to the business.  We make significant assumptions and estimates about the extent and timing of future cash flows, growth rates and discount rates.  The cash flows are estimated over a future period of time, which makes those estimates and assumptions subject to a high degree of uncertainty.  The sum of the calculated fair values of each reporting unit is then reconciled and compared to our total market capitalization.  If the discounted cash flow analysis yields a fair value estimate less than the reporting unit’s carrying value, we proceed to step two of the impairment process.  In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities of the reporting unit.  We believe that the assumptions and estimates used to determine the fair values of each of our reporting units were reasonable.  However, different assumptions could materially affect the results.

After performing our annual goodwill impairment test during the fourth quarter, we recorded a goodwill impairment charge of $0.4 million in 2008 related to our Industrial Group, as the carrying value of this reporting unit significantly exceeded its fair value.  Key assumptions used to determine the fair value of our Industrial Group during the fourth quarter were the expected after-tax cash flows for the period from 2009 to 2011, a terminal growth rate of 3.0% and a weighted average cost of capital of 13.5%.  The terminal rate represents a decrease from the prior year growth rate of 5% as a result of the continued downturn in the commercial vehicle industry and uncertainty surrounding the market’s recovery.  The weighted average cost of capital rate is an increase over the prior year’s rate of 12.4% reflecting an increase in the Company’s cost of borrowing and an increase in the ratio of debt to total capital.  The impairment charge reflects the full impairment of the goodwill of the Industrial Group and is driven by the reporting unit’s current performance and current economic conditions.  The Industrial Group reported an operating loss of $18.8 million for the year ended December 31, 2008 and was projecting an operating loss in 2009.  The Industrial Group primarily serves the medium and heavy-truck segment of the commercial vehicle market and is thus subject to cyclical demand for this market.  The outlook for this market for 2009 and beyond contains many uncertainties that negatively impacted the expected cash flows of the Industrial Group.  See Note 3 to the consolidated financial statements for further details.

Ms. Lynn Dicker
July 16, 2009

At December 31, 2008, net assets of our Test & Measurement segment were $13.7 million, including goodwill of $6.9 million, and our Aerospace & Defense segment had net assets of $16.6 million, including goodwill of $6.9 million.  The Company utilized growth rates of 5% and 3%, respectively, for our Test & Measurement and Aerospace & Defense segments, which is down from 6% and 5%, respectively, used in the prior year.  The decrease in the respective growth rates reflects the a lower backlog of business and the current economic conditions impacting the customers and markets served.  The fair value of our Test & Measurement and Aerospace & Defense segments would have to decline by over 40% and 25%, respectively, to indicate the potential for an impairment of their goodwill.

Staff Comment #3 – Goodwill, page 42

3.	In this regard, please also address the following in the Critical Accounting Policies section of MD&A in future filings:
•	Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
•	To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the change and the impact of the changes.

Sypris Response

In response to the staff’s comments, the Company will revise its goodwill discussion in the Critical Accounting Policies section of the MD&A to provide disclosures related to the material assumptions, methodologies and any related changes to its goodwill valuations.  The response to Staff Comment #2 above included representative additional disclosures anticipated in response to Staff Comment #3.

Staff Comment #4 – Note 2. Dana Settlement Agreement, page 46

4.
We note your disclosures here, on page 2 of this filing, and page 49 of your 2007 Form 10-K that you entered into a settlement agreement with Dana Holding Corporation (Dana) during fiscal 2007.  We further note that you initially recorded a $76.5 million current asset related to the fair value of this settlement agreement and that you also initially recognized $20.7 million in income within your statement of operations during fiscal 2007 and deferred the remaining $55.8 million.  Please tell us and revise this note in future filings to clearly explain how you initially accounted for and determined the fair value of the Dana settlement agreement.  Within your discussion, please provide a more detailed discussion of the terms of the settlement agreement and how you accounted for each element of the agreement.  Cite the accounting literature on which you relied and how you applied the accounting literature to your situation.

Ms. Lynn Dicker
July 16, 2009

Sypris Response

The Company followed the accounting guidance set forth under APB 29 to initially account for the Dana Settlement Agreement.  Paragraph 18 of APB 29 states “the Board concludes that in general accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss should be recognized on the exchange. The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.”

Sypris received a nonmonetary asset on August 7, 2007 (the Claim) in exchange for the settlement of various commercial issues as described below.  Receipt of consideration related to the Claim was affirmed by the bankruptcy court on December 12, 2007.  There were no monetary assets exchanged on either date. The fair value of the Claim was determinable within reasonable limits on both of these dates based upon the expected cash flow to Sypris upon the liquidation of the Claim by Sypris. The form of liquidation was to occur in one of two ways. The first was the sale or transfer of the Claim to a third party prior to Dana’s emergence from bankruptcy. The second was the receipt of Dana common stock by Sypris upon Dana’s emergence from bankruptcy and the subsequent sale of that common stock by Sypris.

In response to the staff’s comments and request, the Company will include a summary of the following discussion in its future footnotes and related disclosures.

On March 3, 2006, the Company’s largest customer, Dana Corporation (“Dana”), and 40 of its U.S. subsidiaries, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York.  On August 7, 2007, the Company entered into a comprehensive settlement agreement with Dana (the “Settlement Agreement”) to resolve all outstanding disputes between the parties, terminate previously approved arbitration payments and replace three existing supply agreements with a single, revised contract running through 2014.  In addition, Dana provided the Company with an allowed general unsecured non-priority claim in the face amount of $89,900,000 (the “Claim”).

Sypris and Dana conducted a series of negotiations during the period beginning March 3, 2006 and ending on the settlement date of August 7, 2007. The negotiations covered a wide range of commercial issues including compliance with the terms and conditions of past contractual matters and establishing terms and conditions for a new long-term supply agreement. Throughout these negotiations, Sypris developed and maintained a discounted cash flow valuation methodology to determine the potential economic impact to Sypris of each commercial issue under negotiation and to assign a value to each issue. The discounted cash flow valuation used the expected annual net cash flow from each commercial issue over the specific time period associated with the issue. The commercial issues were tracked and valued individually, however Sypris summarized the commercial issues into the following elements:

1.	Pricing concessions on future shipments of certain parts under a new supply agreement;
2.	The transfer of future production for certain parts from Sypris to Dana;

Ms. Lynn Dicker
July 16, 2009

3.	Dana’s obligation under prior supply agreements to transfer the production of certain parts from Dana to Sypris;
4.	Dana’s obligation under prior supply agreements to transfer contractual production volumes for certain parts from Dana to Sypris; and
5.	A commitment by Sypris to relocate certain assets among Sypris’ existing facilities related to the production of certain parts under a new supply agreement.

The Claim provided to Sypris was agreed to by Sypris and Dana as consideration for the aggregate economic impact of the various elements the two parties were negotiating. The Settlement Agreement did not specifically set forth values attributable to each of the above defined elements, nor did Sypris and Dana enter into any formal agreement as to the allocation of the Claim. Therefore, after the aggregate Claim value of $89,900,000 was established, Sypris allocated the aggregate Claim value to each commercial issue included under the five defined elements based upon the estimated net present values determined by Sypris’ internal valuation methodology.

Sypris recorded the Claim at the estimated fair value on August 7, 2007 in accordance with APB 29, Accounting for Nonmonetary Transactions. Since Dana was still in bankruptcy at that date, the estimated fair value for the Claim was calculated by estimating the aggregate residual value of Dana (the “Dana Residual Value”) available to all unsecured claim holders in the bankrupt Dana estate in relation to the aggregate amount of eligible unsecured claims (the “Eligible Claims”), which included Sypris’ Claim for $89,900,000. The Dana Residual Value was calculated by applying a peer-group based market multiple to Dana’s expected earnings before interest, taxes, depreciation, amortization and restructuring charges (EBITDAR), as adjusted for certain specific values associated with Dana’s Chapter 11 restructuring plan to arrive at a gross enterprise value. Dana’s anticipated net debt, convertible preferred shares and minority interests were deducted from gross enterprise value to arrive at the Dana Residual Value. Sypris initially estimated the Dana Residual Value at $2,556,800,000 and the Eligible Claims at $3,000,000,000. The ratio of Dana Residual Value to Total Claims of 85% ($2,556,800,000 divided by $3,000,000,000) represented the expected recovery rate for the Eligible Claims. Sypris applied the estimated 85% recovery rate to its Claim of $89,900,000, resulting in an estimated fair value of $76,483,000 for the Claim.

During the third quarter of 2007, the Company also reviewed Dana’s “Third Amended Disclosure Statement with respect to Third Amended Joint Plan of Reorganization of Debtors and Debtors in Possession.”  Included in this document was a letter from the Creditors’ Committee estimating recoveries for similar claimants to be in the range of 79% - 93% (assuming a total claim pool of $3.0 billion and $2.5 billion, respectively).  Sypris determined this document provided an independent, third party assessment that the 85% recovery rate used by Sypris to initially record the estimated fair value of the Claim was reasonable.

Sypris allocated the estimated fair value of $76,483,000 to the commercial issues under each of the five elements related to the Claim. Sypris established the criteria for revenue recognition of each element of the Claim in accordance with Staff Accounting Bulletin 104, “Revenue Recognition” (SAB 104). In accordance with Topic 13 A.1 of SAB 104, each of those items which required the Company’s continued involvement was deferred and will be recognized over the applicable period of the involvement. The following table summarizes the initial valuation of the five elements of the Claim, the 2007 income recognition, and the accounting treatment for each element:

Ms. Lynn Dicker
July 16, 2009

Claim Elements	Claim Value	Estimated Fair Value at 85%	Recognized in Income in 2007	Accounting Treatment
Pricing Concessions	$58,700,000	$49,895,000	$—
Deferred Revenue; Recognize revenue over the contract term established in the new Supply Agreement based upon future actual and expected units of production.  Pricing concessions effective 1/1/2008 through contract termination date in 2014.

Transfer of Future Production	$15,400,000	$13,090,000	$8,911,000
Deferred Revenue; Recognize revenue over the future transition period during which Sypris is obligated to produce the parts as set forth in the Settlement Agreement.  Revenue recognized for pro-rata term of transition period from settlement date of 8/7/2007 through 12/31/07.  Balance of revenue to be recognized through completion of transition period in the first quarter of 2008.

Transfer of Prior Parts	$10,000,000	$8,500,000	$8,500,000	Recognize as non-recurring income on the settlement date as the fair value is attributable to past performance and there is no continuing involvement required by Sypris.
Transfer of Prior Volumes	$3,800,000	$3,298,000	$3,298,000	Recognize as non-recurring income on the settlement date as the fair value is attributable to past performance and there is no continuing involvement required by Sypris.
Relocation of Assets	$2,000,000	$1,700,000	$—	Accrued Liability; Reduce liability as future costs are incurred associated with the relocation of assets.
Total	$89,900,000	$76,483,000	$20,709,000

On December 12, 2007, the bankruptcy court approved Dana’s plan of reorganization, and the Company became entitled to receive distributions of Dana common stock and cash.  As of that date, and as of December 31, 2007, the Company believed its initial valuation of the value of the Claim, essentially representing an investment in Dana, remained appropriate.  As of December 31, 2007, the Company’s intent was to liquidate the Dana investment in 2008, and thus, the amount was classified as a current asset as of that date.

Staff Comment #5 – Note 2. Dana Settlement Agreement, page 46

Further to the above, we note that Dana issued 3,090,408, 114,536, 152,506, and 384,931 share of common stock to you on February 11, 2008, April 21, 2008, July 30, 2008, and October 10, 2008, respectively, and that you valued each share at approximately $18.17 per share.  Please tell us and revise your future filings to disclose how you determined that you should value each share of Dana common stock at $18.17 per share considering Dana’s common stock was trading on the New York Stock Exchange at $10.23, $10.12, $6.38, and $3.35 on February 11, 2008, April 21, 2008, July 30, 2008, and October 10, 2008, respectively.

Ms. Lynn Dicker
July 16, 2009

Sypris Response

In light of the staff’s comments and request, the Company will include a summary of the following discussion (or substantially similar disclosure), replacing the third paragraph of Note 2 on page 46, in its future footnotes and related disclosures.

The aforementioned cash distribution of $6,891,000 was recorded as a reduction in the Company’s $76,483,000 recorded fair value basis in the claim.  The remaining balance of the $69,592,000 was equivalent to approximately $18.17 per share of Dana common stock, based on the number of Dana shares that the Company expected to receive in consideration for its claim.  This amount represented the Company’s cost basis in their Dana investment and the stock to be received as consideration for such claim.  For the first quarter of 2008, the $69,592,000 was allocated on a pro rata basis as follows: $56,162,000 was attributed to an initial distribution of 3,090,408 shares received by the Company on February 11, 2008, and the remaining $13,430,000 was attributed to the expected subsequent distribution of approximately 739,000 shares.  For the second quarter of 2008, the remaining $13,430,000 in recorded fair value was further allocated on a pro rata basis as follows: $2,081,000 was attributed to 114,536 additional shares actually received on April 21, 2008 and the remaining $11,349,000 was attributed to the expected subsequent distribution of approximately 624,000 shares.  For the third quarter of 2008, the remaining $11,349,000 in recorded fair value was further allocated on a pro rata basis as follows: $2,771,000 was attributed to 152,506 additional shares actually received on July 30, 2008 and the remaining $8,578,000 was attributed to the expected subsequent distribution of approximately 472,000 shares.  All of these allocations were based on $18.17 per share – the Company’s cost basis in the shares based on the fair value of the claim when received and affirmed by the court.  There was no change in the number of shares expected to be received in the aggregate during this period.

At the end of each of the first three quarters of 2008, we analyzed whether declines in the quoted market prices of Dana common stock were temporary or “other-than-temporary,” in accordance with the factors outlined in SFAS No. 157 and SAB Topic 5M.  Based on those factors, the Company determined these declines to be temporary during the first three quarters of 2008, and accordingly, the Company reported the differences between Dana’s stock price on the last day of each quarter and the initial estimated fair value of $18.17 as “other comprehensive loss” for that quarter.  As a result, the carrying value of the investment at the end of each fiscal quarter was recorded at the fair market value at each respective date in accordance with SFAS No. 115.

During the fourth quarter of 2008, the Company initially continued to believe that the severe turmoil in the financial markets was a temporary phenomenon and that Dana stock in particular had been speculatively oversold in a manner that did not reflect its fundamental value, which was still believed to be supportive of the Company’s recorded value of $18.17 per share.  When the Company received an additional distribution of 384,931 shares of Dana stock on October 10, 2008, $6,995,000 of the remaining $8,578,000 in recorded value was attributed to those shares, while the final $1,583,000 in recorded value was attributed to the approximately 87,000 in additional shares (which the Company still expects to receive).  However, as the fourth quarter progressed, Dana negatively revised its earnings forecasts, its stock price fell dramatically, and by the end of 2008 the Company had come to believe that Dana’s stock price was unlikely to recover to the Company’s recorded value within the foreseeable future.

Ms. Lynn Dicker
July 16, 2009

Staff Comment #6 – Note 2. Dana Settlement Agreement, page 46

Finally, we note here and on page 49 that you recorded $66.8 million of other-than-temporary impairment during the fourth quarter of 2008 related to your investment in Dana’s common stock.  Please tell us and revise your future filings to disclose in more detail the facts and circumstances that led you to determine that your investment in Dana was other-than-temporarily impaired during the fourth quarter.  Within your discussion, please explain how you determined that the fourth quarter of 2008 was the appropriate time period to recognize this impairment.  Provide to us the results of your impairment analysis as of the end of each quarter during fiscal 2008.

Sypris Response

The Company’s investment in marketable securities consists exclusively of shares in Dana common stock.  The Company’s investment in Dana common stock is classified as an available-for-sale security in accordance with SFAS No. 115 and measured at fair value as determined by a quoted market price (a level 1 valuation under SFAS No. 157).  At December 31, 2008, the Company owned 3,742,381 common shares of Dana with a market value of $0.74 per share.  On March 30, June 29 and September 28, 2008 (fiscal Q1, Q2 and Q3), Dana was trading at $10.06, $5.45 and $5.41 per share, respectively.  The Company performed an impairment analysis as of the end of each quarter and determined that the difference from the recorded value at those dates was considered to be temporary.  This analysis was discussed with the audit committee on a quarterly basis.  Additionally, the Company provided disclosures in each of its 10-Q filings during 2008, including discussions quantifying the unrealized loss and the reasons why the Company believed this loss to be temporary.

As of March 30, 2008 and June 29, 2008, the economy had been sluggish as a result of a weak housing market and rising fuel costs.  However, the commercial vehicle markets were still expected to rebound in late 2008 in anticipation of CAFE emission standards changes effective January 1, 2010, which generally drive substantial replacement fleet sales.  In addition to a cyclical weakening in the economy, management believed Dana’s capital structure upon emergence from bankruptcy was temporarily distorting its stock price.  At emergence, the majority of Dana’s stockholders were unsecured creditors who were not natural holders of Dana stock.  This was believed to be causing temporary downward pressure on the stock price as those stockholders began liquidating their holdings.  Additionally, approximately one-third of Dana stockholders at the end of the first quarter of 2008 were holders of Series A or B Preferred stock and could not trade the stock for the first six months following emergence due to contractual “lock up” restrictions.  Furthermore, many equity mutual funds, who would be the likeliest natural holders of Dana stock, are restricted by their investment policies from purchasing stock in businesses that have recently emerged from bankruptcy.  This was believed to create a temporary, but very negative, market environment for Dana stock, continuing through the first half of 2008.  As these restrictions were lifted, the demand for the stock was expected to increase along with the price.  In fact, the market price for Dana stock was highly erratic during this period, for example: falling 27% in the first seven trading days after emergence from bankruptcy, rising by 40% from March 20th through May 2nd, falling by nearly 60% over a seven week period beginning in mid-May and rising another 40% in just eight trading days from July 7th through July 17th.  Consequently, management concluded that the difference between the recorded value and the fair value of Dana’s stock was temporary.

Ms. Lynn Dicker
July 16, 2009

Economic volatility and highly erratic market pricing behavior continued throughout the third quarter at historically unprecedented levels.  On September 18, 2008, the Commission issued Release No. 34-58592, “EMERGENCY ORDER PURSUANT TO SECTION 12(k)(2) OF THE SECURITIES EXCHANGE ACT OF 1934 TAKING TEMPORARY ACTION TO RESPOND TO MARKET DEVELOPMENTS” (the “Emergency Order”).  Among other things, the Commission’s Emergency Order made it temporarily illegal to engage in certain short sales of a number of specified companies, stating that: “Given the importance of confidence in our financial markets as a whole, we have become concerned about recent sudden declines in the prices of a wide range of securities. Such price declines can give rise to questions about the underlying financial condition of an issuer, which in turn can create a crisis of confidence, without a fundamental underlying basis.” (Emphasis added.)  Three days later, the Emergency Order was amended to allow the stock market exchanges to designate additional companies whose stock could not be “shorted,” and the NYSE promptly added General Motors Corporation to the list. As of September 28, 2008, the commercial vehicle and automotive sectors of the stock market were in severe turmoil, despite the fact that automotive sales volumes were still expected to rebound somewhat in the fourth quarter of 2008, and crude oil prices, which had peaked early in the third quarter at over $140 per barrel, were trading in the high $60’s per barrel in October.

In this environment, the Company’s management strongly believed that commercial vehicle and automotive stocks had been speculatively oversold and that the government’s intervention, including the passage of the $700 billion Troubled Asset Relief Program, would rapidly free up liquidity for banks in the fourth quarter, resulting in a dramatic improvement in the overall market as stock prices returned to levels that reflected fundamental values.  In particular, the automotive sector and its supply chain had received or were targeted to receive substantial financial support from the government, which was expected to have a positive cascading impact on automotive suppliers in the future.  Based upon these factors, and the Company’s willingness and financial ability to hold the Dana stock until the expected recovery in valuations, we continued to assess the impairment in Dana stock as a temporary phenomenon.

However, during the late fourth quarter, the financial markets continued to decline and Dana announced that it was revising its 2008 earnings before interest, taxes, depreciation and amortization (EBITDA) outlook down approximately 40% from its Plan of Reorganization and projected significantly lower revenues for 2009 than previously disclosed.  The market reacted negatively to this news and Dana’s stock price had plummeted to $0.74 per share by the end of December.  As a result of the severity and duration of the decline in fair value of the Dana stock and the financial condition and near-term prospects of Dana, the Company determined that its investment in Dana common stock was other-than-temporarily impaired as of December 31, 2008.  Accordingly, the Company recorded a $66,758,000 impairment charge during the fourth quarter.  Future increases or decreases in the fair value of Dana common stock will be recorded through other comprehensive income until the securities are sold or unless future declines are also deemed other-than-temporary.  Further other-than-temporary declines will be charged to earnings in the period that the declines are considered other-than-temporary.  In accordance with SFAS No. 157, the fair value of the shares was valued based on quoted market prices in active markets for identical shares at December 31, 2008.

Ms. Lynn Dicker
July 16, 2009

Staff Comment #7 – Note 3. Restructuring, Impairments and Other Nonrecurring Charges, page 47

We note your disclosures here and on pages 27 – 28 related to your restructuring plan that was announced during the fourth quarter of 2008.  Please revise your MD&A in future filings to include the disclosures of the items identified in SAB Topic 5.P.4.

Sypris Response

We agree with the staff’s comments and will revise our MD&A disclosure in future filings to include the disclosures of the items identified in SAB Topic 5.P.4.  The additional disclosure points to be considered by Sypris in future filings in response to this comment will include:

•	Any material changes and activity in the liability balances of each significant type of exit costs and involuntary employee termination benefits.
-	This disclosure was not applicable as of December 31, 2008, as the restructuring was announced and initially disclosed in the fourth quarter.

•	The likely effects of management’s plans on financial position, future operation results and liquidity and the initial period in which these effects are expected to be realized.
-
In light of the staff’s comments and request, the Company will include the following discussion (or substantially similar disclosure) in its future filings: The restructuring activities are expected to result in $25.0 million in annual savings.  The activities generating the savings are from the following: i) savings of $12.5 million from facility closings occurring during the second and fourth quarter of 2009, ii) savings of $7.5 million from operational efficiencies expected to complete during the third quarter of 2009, iii) savings of $3.0 million from product costing changes expected to complete during the first quarter of 2009, and iv) savings of $2.0 million from various quality improvement initiatives expected to be completed by the fourth quarter of 2009.

•	Any deviation in anticipated savings.
-	This disclosure was not applicable as of December 31, 2008, as the restructuring was announced and initially disclosed in the fourth quarter.

•	The periods in which material cash outlays are anticipated and the expected source of their funding.
-
In light of the staff’s comments and request, the Company will include the following discussion (or substantially similar disclosure) in its future filings: Of the aggregate $52.4 million in total program costs, the Company expects approximately $16.0 million to be cash related, the majority of which will be spent in 2009.  The cash outflows related to these programs are expected to be funded from continuing operations and the existing revolving credit agreement and are not expected to have a material adverse impact on the Company’s liquidity.

•	Any material revisions to exit plans, exit costs or the timing of the plan’s execution, including the nature and reasons for the revisions.
-	This disclosure was not applicable as of December 31, 2008, as the restructuring was announced and initially disclosed in the fourth quarter.

Ms. Lynn Dicker
July 16, 2009

We appreciate your thorough review of the Company’s filing and your comments regarding the filing.

Very truly yours,

Brian A. Lutes.
Vice President and CFO